SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Exercises Options For 10 Boeing 737-800 Next Generation Aircraft

Ryanair Holdings PLC today (Thursday, 16th October 2008) announced that it has exercised options for 10 Boeing 737-800 Next Generation aircraft for delivery as follows: 3 in October 2010, and 7 in November 2010, under the terms of its 2005 Boeing agreement.

Ends                                              Thursday, 16th October 2008

For further information:
Stephen McNamara                    Pauline McAlester
Ryanair                                        Murray Consultants
 Tel: 00 353 1 812 1271                Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  16 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director